UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Target Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87612E106
(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, NY 10019

212-813-3700

Stephen Fraidin, Esq. Kirkland & Ellis LLP 153 East 53rd Street New York, NY 10022 212-446-4800	with a copy to:	Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10019 212-756-2000

January 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 2 of 14 pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 3 of 14 pages

CUSIP No. 87612E106	Schedule 13D/A	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,511,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,511,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,511,667
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IA

1

Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,511,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,511,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,511,667
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

2

Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,183,290
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,183,290
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,183,290
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IA

3

Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,946,918
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,946,918
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,946,918
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.58%[4]
14		TYPE OF REPORTING PERSON (See Instructions) IA

4

Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 8 of 14 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,511,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,511,667
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,511,667
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%[5]
14		TYPE OF REPORTING PERSON (See Instructions) IN

5

Calculated based on 830,844,997 shares of the common stock, par value $.0833, of Target Corporation outstanding as of November 29, 2007, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 87612E106	Schedule 13D/A	Page 9 of 14 Pages
Item 1.	Security and Issuer.

This amendment to Schedule 13D has been filed by the Reporting Persons to reflect certain transactions including (1) the sale of stock-settled call options, (2) the purchase of shares of common stock and (3) the purchase of cash-settled total return swaps. As a consequence of the forgoing transactions and as reflected on this Schedule 13D amendment, as of January 15, 2008, the Reporting Persons are reporting a net increase in economic exposure from the previously reported position of 104,701,613 shares (12.6%) to the current position of 104,916,080 shares (12.63%).

This amendment No. 2 to Schedule 13D (“13D Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on July 17, 2007, as amended by amendment No. 1 (“13D Amendment No. 1”), filed on December 24, 2007 (the Original Schedule 13D as amended and supplemented by 13D Amendment No. 1 and 13D Amendment No. 2, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, Pershing Square Holdings GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended November 3, 2007, there were 830,844,997 shares of the Common Stock outstanding as of November 29, 2007. Based on the foregoing, 80,511,667 shares (the “Subject Shares”) of the Common Stock (which includes shares of Common Stock underlying physically-settled over-the-counter American-style call options), representing 9.69% of the shares of the Common Stock issued and outstanding, are reported on this 13D Amendment No. 2.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) See trading data for the period from December 21, 2007 until January 14, 2008 as attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.1 attached hereto, within the period from December 21, 2007 until January 14, 2008, no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

As set forth in Exhibit 99.1 hereto, the Pershing Square Funds disposed of certain option contracts that are stock-settled.

CUSIP No. 87612E106	Schedule 13D/A	Page 10 of 14 Pages

The Reporting Persons currently have contractual agreements with ten broker-dealer counterparties with regard to stock and cash settled call options and/or cash-settled total return swaps (the “Total Return Swaps”) that reference Common Stock of the Issuer. These Total Return Swaps constitute economic exposure to 2,500,000 shares of Common Stock in the aggregate, have reference prices ranging from $49.3256 to $51.2082 and expire on July 31, 2009.

Under the terms of these Total Return Swaps (i) the applicable Pershing Square-related counterparty will be obligated to pay to the broker-dealer counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Total Return Swap as of the expiration date of such Total Return Swap, plus interest, and (ii) the broker-dealer counterparty will be obligated to pay to the applicable Pershing Square-related counterparty any positive price performance of the notional number of shares of Common Stock subject to the applicable Total Return Swap as of the expiration date of such Total Return Swap. Any dividends received by the broker-dealer counterparty on such notional shares of Common Stock during the term of the Total Return Swaps will be paid to the applicable Pershing Square-related counterparty. All balances will be cash settled. These option and swap contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts. The broker-dealer counterparties to the option contracts and swap contracts reflected on this 13D Amendment No. 2 include entities related to BNP Paribas Bank, Credit Suisse, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Merrill Lynch, Morgan Stanley, UBS and Suntrust Bank.

In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of the shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.

Please refer to Exhibit 99.1 hereto, which is incorporated by reference into this Item 6 as if restated in full.

Item 7.	Material to be filed as Exhibits.
Exhibit 99.1	Trading data.

CUSIP No. 87612E106	Schedule 13D/A	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2008

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE HOLDINGS GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman Managing Member

EXHIBIT INDEX

Exhibit 99.1	Trading data.